Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,		December 31,		December 31,		December 31,		December 29,		December 30,
	2006		2005		2004		2003		2002		2001

(In thousands)
Earnings (loss) from continuing operations before income taxes	$175,000		$175,860		$127,830		$47,745		$(2,210)		$(187,039)
Add:
Interest on indebtedness	22,027		36,234		34,227		39,324		43,774		47,250
Amortization of debt expense	530		939		1,098		1,741		1,542		1,766
Portion of rents representative of the interest factor	5,883		7,392		7,089		7,807		8,859		10,608
Deduct:
Undistributed earnings from less-than-50- percent-owned entities	361		(631)		(1,055)		(1,777)		160		(90)

Earnings (as defined)	$203,801		$219,794		$169,189		$94,840		$52,125	(a)	$(127,505	)(b)

Fixed charges:
Interest on indebtedness	22,027		36,234		34,227		39,324		43,774		47,250
Amortization of debt expense	530		939		1,098		1,741		1,542		1,766
Portion of rents representative of the interest factor	5,883		7,392		7,089		7,807		8,859		10,608

Total fixed charges	$28,440		$44,565		$42,414		$48,872		$54,175		$59,624

Ratio of earnings to fixed charges	7.2	x	4.9	x	4.0	x	1.9	x	1.0x	(a)	—	(b)

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.